Exhibit 99.1

Ad hoc announcement pursuant to article 53 LR

FEMSA publishes the definitive end result of the public tender offer for Valora – Settlement of the Offer scheduled for Friday, October 7, 2022

Monterrey, Mexico / Muttenz, Switzerland, October 5, 2022 – Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”; BMV: FEMSAUBD.MX; FEMSAUB.MX; NYSE: FMX) today published the definitive end result of its public tender offer (“Offer”) by FEMSA’s wholly-owned subsidiary Impulsora de Marcas e Intangibles, S.A. de C.V., to acquire all publicly held registered shares of Valora Holding AG (“Valora”; SIX: VALN) at a price of CHF 260.00 net in cash per share as pre-announced on July 5, 2022. 4,234,923 Valora shares were tendered into the Offer until end of the additional acceptance period. Taking into account the tendered Valora shares, the Valora shares acquired by the offeror outside the Offer during the additional acceptance period and the Valora shares held by the persons acting in concert with the offeror, FEMSA’s participation amounts to a total of 4,252,410 Valora shares in aggregate, corresponding to 96.87%% of the issued share capital and voting rights of Valora.

FEMSA appreciates this strong support for joining forces with Valora by the Valora shareholders.

FEMSA has received all required regulatory clearances and the settlement of the Offer is therefore scheduled for Friday, October 7, 2022. The settlement of the Offer is subject to certain other customary conditions as set forth in the Offer Prospectus. After the settlement of the Offer, FEMSA intends to initiate a squeeze-out procedure and to delist the Valora shares from trading on SIX Swiss Exchange.

The definitive notice of the end result is available at https://femsa.gcs-web.com/valora-transaction.

FEMSA contact:
Juan Fonseca	Phone:	+52 81 83 28 6229
Investor Relations Director	E-mail:	investor@femsa.com

Mauricio Reyes	Phone:	+52 81 83 28 6000
Corporate Communications Director	E-mail:	comunicacion@femsa.com

Valora contact:
Christina Wahlstrand	Phone:	+41 61 467 24 53
Head of Corporate Communications & Branding	E-mail:	media@valora.com

Annette Carrer-Martin	Phone:	+41 61 467 21 23
Head of Investor Relations	E-mail:	ir@valora.com

Proxy Advisor contact:
Morrow Sodali	Phone:	+44 20 31 48 97 80
Information Agent	E-mail:	valora-offer@investor.morrowsodali.com
Hotline for private shareholders	Phone:	+41 43 550 72 52

About FEMSA

FEMSA is a sociedad anónima bursátil de capital variable organized and existing under the laws of Mexico, whose shares are publicly listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores) and the New York Stock Exchange. FEMSA owns a diversified portfolio of companies, having direct operations in 13 countries. FEMSA operates the largest convenience store chain in Mexico and Latin America (OXXO), with more than 20,000 units, as well as more than 3,600 pharmacies in four Latin American countries (Cruz Verde, Yza and others). FEMSA also owns the largest franchise bottler of Coca-Cola products in the world in terms of sales volume (Coca-Cola FEMSA), and is the second largest shareholder of the Heineken group (with an economic interest of 14.76%). The FEMSA Group also owns a variety of smaller companies involved in several adjacent activities to those of its main businesses, including logistics and distribution, point-of-sale (POS) refrigeration, distribution of products used by foodservice providers, and plastics solutions. FEMSA has more than 320,000 employees and reported revenues of more than USD 27 billion in 2021.

More information is available at www.femsa.com.

About Valora

Each and every day, around 15,000 employees in the Valora network work to brighten up their customers’ journey with a comprehensive foodvenience offering – nearby, quick, convenient and fresh. The around 2,700 small-scale points of sale of Valora are located at highly frequented locations in Switzerland, Germany, Austria, Luxembourg and the Netherlands. The company includes, among others, k kiosk, Brezelkönig, BackWerk, Ditsch, Press & Books, avec, Caffè Spettacolo and the popular own brand ok.– as well as a continuously growing range of digital services. Valora is also one of the world’s leading producers of pretzels and benefits from a well-integrated value chain in the area of baked goods. In 2021, Valora generated annual external sales of CHF 2.2 billion. The Group’s registered office is in Muttenz, Switzerland. The registered shares of Valora Holding AG (VALN) are traded on SIX Swiss Exchange AG.

More information is available at www.valora.com.

Forward-Looking Statements

This announcement contains statements that are, or may be deemed to be, forward-looking statements. In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the words "aims", "believes", "estimates", "anticipates", "expects", "intends", "may", "will", "plans", "should" or similar terminology. These forward-looking statements include or describe matters that are not historical facts or which may not otherwise be provable by reference to past events. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and/or depend on circumstances that may or may not occur in the future.

Legal Disclaimers

Important Additional Information

This release is for informational purposes only and does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any registered shares or other equity securities in Valora Holding AG, nor shall it form the basis of, or be relied on in connection with, any contract therefor. This release is not part of the offer documentation relating to the tender offer. Terms and conditions of the tender offer have been published in the offer prospectus regarding the tender offer dated July 26, 2022. Shareholders of Valora Holding AG are urged to read the tender offer documents, including the offer prospectus, which are or will be available at https://femsa.gcs-web.com/valora-transaction.

Certain Offer Restrictions

The Offer is not being made and will not be made, directly or indirectly, in any country or jurisdiction in which the Offer would be considered unlawful or otherwise violate any applicable laws or regulations, or which would require FEMSA or any of its direct or indirect subsidiaries, including Impulsora de Marcas e Intangibles, S.A. de C.V. (the "Offeror"), to change or amend the terms or conditions of the Offer in any material way, to make an additional filing with any governmental, regulatory or other authority or take additional action in relation to the Offer. It is not intended to extend the Offer to any such country or jurisdiction. Any such document relating to the Offer must neither be distributed in any such country or jurisdiction nor be sent into such country or jurisdiction, and must not be used for the purpose of soliciting the purchase of securities of the Company by any person or entity resident or incorporated in any such country or jurisdiction.

According to Swiss law, Valora shares tendered into the Offer may not be withdrawn after they are tendered except under certain circumstances, in particular in case a competing offer for the Valora shares is launched.

The tender offer is subject to the requirements of Section 14(e) of, and Regulation 14E under, the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), including amendments to the terms and conditions of the tender offer, extensions of the tender offer, purchases outside of the tender offer and minimum offer period, and is otherwise being made in accordance with the requirements of Swiss law. Accordingly, the tender offer is subject to disclosure and other procedural requirements, including with respect to withdrawal rights, settlement procedures and timing of payments that are different from those applicable under U.S. tender offer procedures and laws. Neither the U.S. Securities and Exchange Commission nor any securities commission of any State of the U.S. has (a) approved or disapproved of the tender offer; (b) passed upon the merits or fairness of the tender offer; or (c) passed upon the adequacy or accuracy of the disclosure in the offer prospectus. Any representation to the contrary is a criminal offence in the U.S.

The communication is not being made by, and has not been approved by, an authorised person for the purposes of Section 21 of the Financial Services and Markets Act 2000.

The tender offer is not addressed to shareholders of Valora whose place of residence, seat or habitual abode is in Australia, Canada or Japan, and such shareholders may not accept the tender offer.